UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of August 2004

EDP- Electricidade de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

I.	Notice: General Meeting of Shareholders

II.	Investors and Analysts’ Briefing: Clarification Regarding Notice of EDP’s General Shareholders Meeting Called for October 7th 2004

III.	Investors and Analysts’ Briefing: FMR Corp. and Fidelity International Limited Notified Direct and Indirect Holding of 2.10% in EDP’s Capital

EDP – Electricidade de Portugal, S.A. Praça Marquês de Pombal, nº 12 - 1250-162 LISBOA NIPC 500697256, Matrícula 1805 CRC de Lisboa Capital Social: EUR 3.000.000.000 - SOCIEDADE ABERTA

GENERAL MEETING OF SHAREHOLDERS

NOTICE OF MEETING

In accordance with articles 377 of the Portuguese Companies Code, it is hereby convened the Extraordinary General Meeting of Shareholders of EDP – Electricidade de Portugal, S.A., a public limited company with headquarters at Praça Marquês de Pombal, nr 12, 1250-162 Lisbon, VAT identification number 500697256, registered with number 1805 at the Commercial Property Registry of Lisbon. The meeting is scheduled to take place at Sala das Caras, Pavilhão de Portugal, Alameda dos Oceanos, Parque das Nações, in Lisboa, on the 7th of October 2004, at 10.00 A.M., with the following:

A G E N D A

1.	Partial amendment to the Articles of Association, by changing the number 1 of the article 1, and adding a number 3 to the article 4, with the following new wording:

«Article 1

1. The company assumes the form of a public limited company and adopts the name EDP – Energias de Portugal, S.A.»

«Article 4

3. The Board of directors is authorized, for a five year period, to increase the share capital, for one or more times, up to the maximum nominal amount of EUR 4,500,000,000 (total of the share capital), through the issue of new shares to be subscribed in cash, which terms and conditions of each share issue will be defined by the Board of Directors.».

2.	Approval of the authorization to purchase or sell shares of the Company under the provisions laid down both in article 5, number 3, of the Articles of Association and articles 317, number 2,319 and 320 of the Portuguese Companies Code.

3.	Ratification of the co-option of Messrs António Afonso de Pinto Galvão Lucas and Luís Fernando de Mira Amaral, appointed as substitutes of the former members of the Board of Directors Messrs António de Almeida and António José Fernandes de Sousa.

EDP – Electricidade de Portugal, S.A. Praça Marquês de Pombal, nº 12 - 1250-162 LISBOA NIPC 500697256, Matrícula 1805 CRC de Lisboa Capital Social: EUR 3.000.000.000 - SOCIEDADE ABERTA

Information to Shareholders

CALL REQUIREMENTS

a)	In compliance with the provisions laid down in article 12 of the Articles of Association, only shareholders entitled to vote or using the right of grouping pursuant to the law can attend the general meeting;

b)	One vote is allocated to each 100 shares;

c)	Shareholders can only participate in the general meeting, in person or by representation, or exercise their voting right by way of a letter sent by mail or through electronic mail, provided that they have held shares at least since the fifteenth day before the general meeting takes place and also provided that such capacity continues to exist until the date of the meeting;

d)	Representation is made by signed letter addressed to the chairman of the general meeting committee to the headquarters of the company at Praça Marquês de Pombal, nr 12, 1250-162 Lisboa;

e)	Proof of title of the shares shall me made by sending to the chairman of the general meeting committee, to the headquarters of the company, at least eight days before the meeting takes place, a declaration issued and authenticated by the financial trustee responsible for the registration of the shares in account, that must refer that the shares under consideration have been registered in the relevant account since at least the fifteenth day before the date scheduled for the general meeting and that the said shares have been blocked in the same account until the date of the same meeting.

In compliance with the provisions laid down both in article 22 of the Securities Market Code and article 12 of the Articles of Association, shareholders qualified to participate in the general meeting may exercise their voting right on each item of the agenda by way of a registered letter with acknowledge of receipt, signed as per the respective Identity Card, addressed to the chairman of the general meeting committee and mailed to the headquarters of the company until the 29th of September 2004. The same mail should enclose a well legible copy of the Identity Card of the person who signs the letter.

In accordance with the recommendations by the Portuguese Securities Market Commission, shareholders qualified to participate in the general meeting may exercise their voting right through electronic mail; they shall have to inform the chairman of the general meeting committee, either at the headquarters of the company or through EDP’s web page (www.edp.pt) until the 24th of September 2004; after that, they shall receive a registered letter, at the same address as in the declaration of the financial trustee, informing of the e-mail address and the password to be mentioned in the e-mail message through which the shareholder shall exercise his voting right, until the 4th of October 2004.

From the next 22nd of September, at the headquarters of the company, all shareholders can request to consult any document and be provided with information with regards to this meeting.

Lisbon, the 3rd of August 2004

THE CHAIRMAN OF THE GENERAL MEETING COMMITTEE

Signed by JOSÉ MANUEL ARCHER GALVÃO TELES

Lisbon, August 5th 2004

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Investors & Analysts’ Briefing

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR

Cristina Requicha

Elisabete Ferreira

Gonçalo Santos

Rui Antunes

Tel:  +351 21 001 2834

Fax:  +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

CLARIFICATION REGARDING NOTICE OF EDP’S GENERAL

SHAREHOLDERS MEETING CALLED FOR OCTOBER 7TH 2004

Yesterday, EDP called an extraordinary General Shareholders’ Meeting to be held in Lisbon on the 7th of October, 2004.

The proposed agenda for the meeting comprises the following items: (i) partial amendment to EDP’s Articles of Association regarding a change in the company’s denomination from “EDP – Electricidade de Portugal, S.A.” to “EDP – Energias de Portugal, S.A.”; (ii) partial amendment to EDP’s Articles of Association granting authorisation to the board of directors to increase the share capital of the company and define the associated terms and conditions; (iii) approval of the authorization to purchase or sell treasury stock; and (iv) ratification of the appointment of Mr. António Afonso de Pinto Galvão Lucas and Mr. Luís Fernando de Mira Amaral as board members of EDP in substitution of Mr. António de Almeida and Mr. António José Fernandes de Sousa.

Regarding the item of the agenda referring to the amendment to EDP’s Articles of Association with the objective to authorize the board of directors to increase the share capital of the company, EDP would like to clarify the following:

a)	the authorization request submitted to EDP shareholders regarding the above mentioned amendment to the Articles of Association is aimed at providing EDP’s board of directors with the faculty to increase EDP’s current nominal share capital, one or more times over a five year period, by a maximum of 1,500,000,000 euros. Taking into account that currently EDP’s nominal share capital is 3,000,000,000 euros, the proposed amendment to the Articles of Association sets 4.500.000.000 euros as a cap to EDP’s nominal share capital;

b)	the 1,500,000,000 euros amount in the authorization request by the board of directors to EDP’s shareholders, does not correspond to the capital needs associated with the financing of the transaction announced on July 29, 2004 (acquisition of an additional 56.2% stake in Hidroeléctrica del Cantábrico), which represents only a fraction of the requested authorization amount;

c)	EDP does not currently foresee the need to increase the capital of the company beyond what is required within the scope of the transaction announced on July 29, 2004.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

Lisbon, August 6th 2004

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Investors & Analysts’ Briefing

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR

Cristina Requicha

Elisabete Ferreira

Gonçalo Santos

Rui Antunes

Tel: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

FMR CORP. AND FIDELITY INTERNATIONAL LIMITED NOTIFIED

DIRECT AND INDIRECT HOLDING OF 2.10% IN EDP’S CAPITAL

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Electricidade de Portugal, S.A. makes the following legal notice:

FMR Corp. (“FMR”) and Fidelity International Limited (“FIL”) notified EDP that various “mutual funds” and other investment accounts managed by FMR, FIL and their direct and indirect subsidiaries and affiliates hold an aggregate amount of 62,977,983 shares of EDP’s common stock which, collectively, represent 2,10% of the company’s share capital with an equal percentage of the total voting rights. FMR and FIL further inform that the relevant 2.0% legal threshold was crossed on the 30th July 2004.

FMR and FIL also state that this holding was made for investment purposes and not with the intent to influence the control or direction of EDP.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated August 9, 2004

EDP- Electricidade de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone Title: Chief Executive Officer